EXHIBIT (d)(5)

PROSPECTUS

HI/FN, INC.

2001 NONSTATUTORY STOCK OPTION PLAN

     This Prospectus relates to shares of common stock (the “Common Stock”) of hi/fn, Inc. (“we,” “us” or “our”) offered to our employees (excluding officers and directors) and consultants pursuant to options granted under our 2001 Nonstatutory Stock Option Plan (the “Plan”). The provisions of the Plan and the agreements govern the terms and conditions of grants made pursuant to the Plan, including the prices of the shares of Common Stock, thereunder.

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING
SECURITIES THAT HAVE BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED.

     Our executive offices are located at 750 University Avenue, Los Gatos, CA 95032, and our telephone number at that location is (408) 399-3500.

The date of this Prospectus is November 15, 2001

     This Prospectus contains information concerning us and the Plan but does not contain all the information set forth in the Registration Statement on Form S-8 for the Plan which we have filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement, including the exhibits thereto, may be inspected at the Commission’s office in Washington, D.C. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http:\\www.sec.gov.

Upon your oral or written request, we will provide to you without charge:

•	a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents, and

•	a copy of any other documents required to be delivered to optionees under the Plan pursuant to Rule 428(b) under the Securities Act, including our most recent Annual Report to Shareholders, proxy statement and other communications distributed to its shareholders generally.

Requests for such copies and requests for additional information about the Plan and its Administrator should be directed to William R. Walker, Chief Financial Officer, Hifn, Inc., 750 University Avenue, Los Gatos, CA 95032. The telephone number for William R. Walker is (408) 399-3500.

     Except for William R. Walker, we have not authorized any person to give any information or make any representations, other than those contained in this Prospectus, in connection with the Plan. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offering in any state in which such offering may not lawfully be made.

QUESTIONS AND ANSWERS ABOUT THE HIFN, INC.

2001 NONSTATUTORY STOCK OPTION PLAN

What is the Plan?

     The Plan was adopted by our Board of Directors (the “Board”) in 2001 to enable our employees and consultants or any parent or subsidiary of ours to own our stock and to take advantage of the tax benefits allowed by the Internal Revenue Code to employer stock option plans.

     The Plan is not a qualified plan under 401(a) of the Code nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan will expire by its own terms in the year 2011, unless terminated sooner by the Board.

What Should I Know About This Prospectus?

     This prospectus describes the main features of the Plan as of November 15, 2001. However, this prospectus does not contain all of the terms and conditions of the official Plan document. Accordingly, if there is any difference between the terms and conditions of the Plan as described in this prospectus and the provisions of the Plan document, the Plan document will govern.

What are the Purposes of the Plan?

The purposes of the Plan are to:

•	attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to our employees, directors and consultants, and

•	to promote the success of our business.

How Many Shares of Stock are Reserved for Issuance Under the Plan?

     We have reserved a total of 1,500,000 shares of Common Stock for issuance under the Plan.

Who Administers the Plan?

     The Board or a committee appointed by the Board administers the Plan (as applicable, the “Administrator”). Members of the Board generally are elected for three-year terms but can be removed from office for “cause” upon a sufficient vote of the shareholders.

     The Administrator has final authority to interpret any provision of the Plan or any option grant made under the Plan.

Who is Eligible to Participate in the Plan?

     Our employees and consultants, or employees or consultants of any parent or subsidiary of ours, are eligible to receive nonstatutory stock options. None of our officers and directors, or officers or directors of any parent or subsidiary of ours, are eligible to receive grants under the Plan.

Who Selects the Employees and Consultants Who Receive Grants?

     The Administrator selects the employees (excluding our officers and directors) and consultants who receive options under the Plan.

What Types of Grants are Permitted Under the Plan?

     The Plan permits us to grant nonstatutory stock options as described below. The “Tax Information” section summarizes the tax treatment of this type of grant.

What is a Nonstatutory Stock Option?

     An option is a right to buy stock in the future at a predetermined price. Nonstatutory stock options are options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended.

     Subject to the provisions of the Plan, the Administrator determines the term of your option, the number of shares subject to your option, the exercise price of your option, and the time your option may be exercised.

     If your service relationship terminates for any reason, your option may be exercised to the extent it was exercisable on the date of your termination for a period of time determined by the Administrator at the time your option is granted. If your termination is for reasons other than your death or disability, the period for exercise of your option following termination generally will be three (3) months. If your termination is due to your death or disability, the period for exercise following termination generally will be twelve (12) months. In no event may your option be exercised after the expiration of the original term of the option.

     The Administrator determines how you may pay the exercise price of your option. The Plan specifically states that the following are acceptable forms of consideration:

•	cash,

•	check,

•	promissory note,

•	certain other shares of Common Stock,

•	“cashless exercise,”

•	a reduction in the amount of any liability we may have with you,

•	any other form of consideration permitted by applicable law, or

•	any combination of the above.

Subject to the Administrator’s discretion, if you incur a tax liability upon the exercise of your option, you may satisfy any withholding obligation by electing to have us retain a sufficient number of shares to cover the withholding obligation.

What Terms Apply to All Options?

     Non-transferability of Options. Subject to the discretion of the Administrator, you generally may not transfer options granted to you under the Plan, other than by will or the laws of descent and distribution, and generally only you may exercise your option during your lifetime.

     Adjustment upon Changes in Capitalization. In the event any change, such as a stock split or dividend, is made in our capitalization which results in an increase or decrease in the number of issued shares of our Common Stock without our receipt of consideration, an appropriate adjustment will be made in the price of your option, in the number of shares subject to your option and the number of shares subject to the Plan.

     Effect of Our Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the Administrator will notify you as soon as practicable prior to the effective date of the proposed transaction. The Administrator may, in its discretion, provide that your option will become vested and exercisable as to all shares subject to your option, including shares as to which the option would not otherwise be vested or exercisable, until ten (10) days prior to the transaction.

     Effect of Our Acquisition. In the event of our merger with or into another corporation, or the sale of all or substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation (or a parent or subsidiary or such successor corporation). If the successor corporation refuses to assume or substitute for the outstanding options, your option will become vested and exercisable as to all shares subject to the option, including shares as to which the option would not otherwise be vested or exercisable. In such a case, the Administrator will notify you that the option will be fully vested and exercisable for a period of fifteen (15) days from such notice. The option will terminate upon the expiration of such fifteen-day period.

     Amendment and Termination. The Board may amend, alter, suspend or discontinue the Plan at any time, but such amendment, alteration, suspension or discontinuation may not adversely affect your option without your consent. To the extent necessary and desirable to comply with any applicable law or regulation, we will obtain shareholder approval of certain amendments to the Plan in the manner and to the degree required by such laws and regulations.

Additional Considerations for Our “Affiliates”

     Certain of our officers and directors are considered our “affiliates”, as that term is defined in Rule 144(a) under the Securities Act. Affiliates may resell Common Stock subject to the restrictions of Rule 144 or pursuant to an effective registration statement. Rule 144 requires that resales by affiliates satisfy the following conditions:

(1)	the resale must be made through a broker in an unsolicited “broker’s transaction” or in a direct transaction with a “market maker,” as those terms are defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(2)	certain information about us must be publicly available;

(3)	the amount of Common Stock sold in any three-month period must not exceed the limits of Rule 144(e); and,

(4)	if applicable, a Form 144 must be timely filed with the Securities and Exchange Commission.

     If the resale is pursuant to a registration statement, it may not be made in reliance on the registration statement on Form S-8 filed in connection with the issuance of the shares described in this prospectus.

TAX INFORMATION

     The following is a brief summary of the effect of U.S. federal income tax laws upon options granted under the Plan based on U.S. federal securities and income tax laws in effect on November 1, 2001.

     This summary is not intended to be exhaustive and does not discuss the tax consequences of your death or the provisions of any income tax laws of any municipality, state or foreign country in which you may reside. You should consult your own tax advisor regarding the taxation of these options.

     Nonstatutory Stock Options. With respect to nonstatutory stock options: (i) no income is recognized by you at the time the option is granted; (ii) generally, at exercise, ordinary income is recognized by you in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise; (iii) upon disposition of the shares, any gain or loss is treated as capital gain or loss; (iv) and we are entitled to a tax deduction in the same amount of ordinary income that you recognize in connection with the exercise of a nonstatutory stock option. If you are an employee at the time of grant, any income recognized upon exercise of a nonstatutory stock option will constitute wages for which withholding will be required.

     Capital Gains. Capital gains are grouped and netted by holding periods. Net capital gain on assets held for twelve (12) months or less is currently taxed at your highest marginal income tax rate. Net capital gain on assets held for more than twelve (12) months is currently taxed at a maximum federal rate of twenty percent (20%). Capital losses are first allowed in full against capital gains and then up to $3,000 against other income.

ADDITIONAL CONSIDERATIONS APPLICABLE TO SECTION 16 INSIDERS

     If you are a Section 16 Insider we advise you to consult with our general counsel and with your own personal advisors regarding reporting and liability under Section 16 with respect to your transactions under the Plan.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents and information heretofore filed by us with the Securities and Exchange Commission are hereby incorporated by reference:

(a)	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed pursuant to Section 13 of the Exchange Act.

(b)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed pursuant to Section 13 of the Exchange Act.

(c)	The description of our Common Stock to be offered hereby which is contained in our Registration Statement on Form 10-12G filed August 7, 1998.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents.